Filed by Burger King Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843, 001-35511

S-4 File No.: 333-198769

The following script was, and will be, used by Tim Hortons Inc.’s proxy solicitors:

Outbound Script – Tim Hortons Inc. Canadian Shareholder Outreach

Meeting Type: Special Meeting CUSIP: 887 06M 103 ISIN: CA88706M1032 Exchange: TSX: THI NYSE: THI Record Date: November 3, 2014 Mailing Date: November 14, 2014

Proxy Cut-Off Date: Friday, December 5, 2014 Midnight (Toronto time)

Meeting Date: Tuesday, December 9, 2014 10:00 a.m. (Toronto time)

Meeting Location: Tim Hortons Innovation Centre - Oakville

Transfer Agent: Computershare

D.F. King Inbound Toll Free Number: 1-866-828-6934 (English) or 1-866-796-1285 (French)

KSS Inbound Toll Free Number: 1-855-682-2031

Collect Call Number: 1-416-867-2272

Intro

Hello, may I please speak to <shareholder FULL name> if he/she is available? (Be sure to identify right party contact before you proceed)

My name is <agent FULL name>, and I’m calling on a recorded line from Kingsdale Shareholder Services on behalf of Tim Hortons regarding its upcoming special meeting to approve the arrangement with Burger King Worldwide.

Have you received the materials?

IF YES

Have you had the chance to review the materials and are you familiar with the resolution to be voted on?

IF YES – Proceed to inform shareholder of board’s recommendations and solicit vote.

The Tim Hortons board of directors is recommending that shareholders vote FOR the arrangement proposal as it provides a significant premium for Tim Hortons shareholders today and if approved, is expected to create the 3rd largest global quick-serve restaurant company, committed to preserving the rich heritages of both independently managed brands. If you have your proxy materials handy, I can assist you with casting your vote. It will only take a few moments of your time. (Obtain control number listed on their VIF/Form of Proxy and vote shares on appropriate website. Thank the shareholder for their support and close the call with pleasantries).

IF NO – If shareholder is not familiar with the resolution then proactively review resolution below.

Tim Hortons will be holding its special meeting on December 9th, 2014. At the meeting, shareholders will be asked to approve the arrangement proposal of Tim Hortons and Burger King Worldwide.

The proposed transaction will generate substantial value for shareholders as the offer price of C$65.50 in cash and 0.8025 newly issued Holdings common shares per Tim Hortons common share represents an implied premium of 39% based on the 30-day volume-weighted average share price of Tim Hortons and Burger King Worldwide prior to announcement. The arrangement delivers significant upfront value while providing the opportunity for shareholders to participate in what is expected to be the 3rd largest global quick-serve restaurant business with two iconic brands.

The transaction is expected to enable Tim Hortons to apply Burger King’s scale, capabilities and infrastructure to accelerate growth while remaining committed to local community causes and preserving the rich heritage of both brands.

The Tim Hortons board of directors has recommended that shareholders vote FOR the arrangement resolution. Will you be supporting the board of directors?

IF YES:

If you have your proxy materials handy, I can assist you with casting your vote. It will only take a few moments of your time. (Obtain control number listed on their VIF/Form of Proxy and vote shareholder on appropriate website. Thank the shareholder for their time and close the call with pleasantries.)

If shareholder does not have proxy materials handy, offer to forward them electronically and request a follow up with shareholder on specific date and time.

For Registered Shareholders Only:

As a registered shareholder of Tim Hortons common shares, please remember that if you wish to vote your shares by proxy, your shares must be voted by midnight on Friday, December 5, 2014. If you have any questions or require further assistance in voting your shares, we can be reached at 1-855-682-2031. Thank you very much for your time. Have a nice day/night!

For Non-Registered Shareholders Only:

As a non-registered shareholder of Tim Hortons common shares, you should be aware that the intermediary through which you hold your common shares may impose an earlier effective deadline than the announced deadline for voting your shares by proxy of midnight on Friday, December 5, 2014. If you have any questions or require further assistance in voting your shares, we can be reached at 1-855-682-2031. Thank you very much for your time. Have a nice day/night!

IF NO OR UNCERTAIN – Shareholder is not supportive of the board or is not certain he/she wants to vote at that time.

Ask for the reasons/questions and provide additional information below and/or from the Q and A.

The Tim Hortons board of directors determined that the arrangement is in the best interests of Tim Hortons for reasons including:

•	Substantial Premium to Tim Hortons Shareholders

•	Significant premium to all-time share price high for Tim Hortons shareholders with long term equity upside.

•	39% premium based on the 30-day volume-weighted average share price of Tim Hortons and Burger King Worldwide on August 22nd

•	Multiple Strategic Benefits to Tim Hortons

•	Creating 3rd largest global quick-service restaurant company with over 18,000 restaurants in approximately 100 countries

•	Catalyzing Tim Hortons Untapped International Potential

•	Opportunity to apply Burger King Worldwide’s scale, capabilities and infrastructure

•	The combined company is expected to accelerate Tim Hortons international growth

•	Significant Benefits for Canada

•	Preserving Rich Heritages of Both Brands and Sharing Best Practices

•	Independently managed brands with shared best practices

•	New company will be headquartered in Canada and listed on the TSX and the NYSE

•	Transaction is expected to facilitate additional investment in the Tim Hortons brand

•	Continuing Commitment to Communities and Causes

•	Tim Hortons will maintain its commitment to support local Canadian communities and causes including the Tim Hortons Children’s Foundation

•	Support of Burger King Worldwide for Tim Hortons Core Principals

•	With respect to the continued success of the companies’ respective brands and the significance of the core principles to Tim Hortons stakeholders and Canada, including:

•	Tim Hortons continuing to manage its own operations;

•	Tim Hortons maintaining plans to increase the number of Tim Hortons franchisees in Canada;

•	Tim Hortons maintaining the current level of staffing commitment provided to Tim Hortons franchisee-facing operational organization;

•	Tim Hortons maintaining its brand headquarters in Canada

The Tim Hortons board of directors has recommended that shareholders vote FOR the arrangement resolution. Will you be supporting the board of directors?

IF YES:

If you have your proxy materials handy, I can assist you with casting your vote. It will only take a few moments of your time. (Obtain control number listed on their VIF/Form of Proxy and vote shareholder on appropriate website. Close the call with pleasantries.).

If shareholder does not have proxy materials handy, offer to follow up with shareholder on specific date and time.

For Registered Shareholders Only:

As a registered shareholder of Tim Hortons common shares, please remember that if you wish to vote your shares by proxy, your shares must be voted by midnight on Friday, December 5, 2014. If you have any questions or require further assistance in voting your shares, we can be reached at 1-855-682-2031. Thank you very much for your time. Have a nice day/night!

For Non-Registered Shareholders Only:

As a non-registered shareholder of Tim Hortons common shares, you should be aware that the intermediary through which you hold your common shares may impose an earlier effective deadline than the announced deadline for voting your shares by proxy of midnight on Friday, December 5, 2014. If you have any questions or require further assistance in voting your shares, we can be reached at 1-855-682-2031. Thank you very much for your time. Have a nice day/night!

IF SHAREHOLDER IS STILL OPPOSED TO MANAGEMENT RECOMMENDATIONS:

Note reasons for shareholder’s oppositions(s) in comments. Ask if we can follow up with them in the future in the event that new information becomes available.

IF SHAREHOLDER HAS NOT RECEIVED MATERIALS

Proactively review the resolution and offer to e-mail materials. Then advise of board recommendations, and ask if shareholder will be supporting the board.

IF YES – offer assistance with obtaining control number and casting the vote

IF NO – Ask for their reasons/questions and provide benefits for the resolution from the script and the Q and A.

IF SHAREHOLDER IS STILL OPPOSED TO MANAGEMENT RECOMMENDATIONS:

Note reasons for shareholder’s oppositions(s) in comments. Ask if we can follow up with them in the future in the event that new information becomes available.

For Registered Shareholders Only:

As a registered shareholder of Tim Hortons common shares, Please remember that if you wish to vote your shares by proxy, your shares must be voted by midnight on Friday, December 5, 2014. If you have any questions or require further assistance in voting your shares, we can be reached at 1-855-682-2031. Thank you very much for your time. Have a nice day/night!

For Non-Registered Shareholders Only:

As a non-registered shareholder of Tim Hortons common shares, you should be aware that the intermediary through which you hold your common shares may impose an earlier effective deadline than the announced deadline for voting your shares by proxy of midnight on Friday, December 5, 2014. If you have any questions or require further assistance in voting your shares, we can be reached at 1-855-682-2031. Thank you very much for your time. Have a nice day/night!

For further information:

Canadian Toll-Free: 1-855-682-2031

Fax Number: 1-866-545-5580

Email: contactus@kingsdaleshareholder.com

You can also refer to these websites for more information: http://timhortons.com/ or www.sedar.com

HOW TO VOTE

Canadian Registered Shareholders:

By completing and returning your form of proxy by mail to:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

Telephone Vote: (866) 732-VOTE

In Person: Check in with a Computershare Trust Company of Canada (“Computershare”) representative when you arrive at the Tim Hortons special meeting and be sure to bring government-issued picture identification.

Internet Voting: enter the 15-digit control number at www.investorvote.com

Canadian NOBO and OBO Shareholders:

Telephone Vote: 1-800-474-7493 (English) 1-800-474-7501 (French)

Facsimile Vote: 905-507-7793 or 1-866-623-5305

Internet Vote: www.proxyvote.com

HOW TO OBTAIN THE CONTROL NUMBER

Registered Shareholders

•	If the registered shareholder has the Proxy Form that was sent together with the package of the joint information statement/circular, the 15-digit Control Number can be found at the bottom of the first/front page of the Proxy Form.

•	Alternatively, registered shareholders can also call Computershare Investor Services Inc. to secure the 15-digit Control at 1-800-564-6253 providing their full name and address (Account number not required).

Canadian Objecting Beneficial Shareholders (NOBO/OBO)

•	If the shareholder has the Voting Instruction Form (VIF) that was sent together with the package of the Management Information Circular, the 16-digit Control Number can be found at the bottom of the first/front page of the VIF.

•	Alternatively, Canadian Beneficial Shareholders will have to contact their brokers to obtain their control numbers. The brokers would then have to contact their back offices to obtain the control number (If these brokers are unable to obtain the shareholder’s control number, the broker may contact Kingsdale).

ANSWERING MACHINES MESSAGE:

For Registered Shareholders Only:

Hello, this message is for <shareholder name>. This is <agent name>, and I’m calling from Kingsdale Shareholder Services on behalf Tim Hortons.

The board of directors of Tim Hortons unanimously recommends that you vote IN FAVOUR of the arrangement with Burger King Worldwide as the arrangement provides a significant premium for Tim Hortons shareholders today and if approved, is expected to create the 3rd largest global quick-service restaurant company, committed to preserving the rich heritages of both independently managed brands. The deadline for proxy voting is December 5th at midnight, Toronto time.

If you have any questions or would like to know more information, please call us at our Canadian toll-free number 1-855-682-2031. Please quote reference number <ref#> when calling in. Thank you very much. Have a good day/evening.

For Non-Registered Shareholders Only:

Hello, this message is for <shareholder name>. This is <agent name>, and I’m calling from Kingsdale Shareholder Services on behalf Tim Hortons.

The board of directors of Tim Hortons unanimously recommends that you vote IN FAVOUR of the arrangement resolution with Burger King Worldwide as the arrangement provides a significant premium for Tim Hortons shareholders today and if approved, is expected to will create the 3rd largest global quick-service restaurant company, committed to preserving the rich heritages of both independently managed brands. You should check in with your intermediary through which you hold your common shares regarding the deadline for voting your common shares by proxy, which will be no later than midnight on Friday, December 5, 2014, Toronto time.

If you have any questions or would like to know more information, please call us at our Canadian toll-free number 1-855-682-2031. Please quote reference number <ref#> when calling in. Thank you very much. Have a good day/evening.

Remember: Speak slowly, especially when providing a phone number.

Forward-Looking Statements

This communication includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth in this communication, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of 9060669 Canada Inc. (“Holdings”) and New Red Canada Limited Partnership (“Partnership”) will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U.S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, Holdings and Partnership filed with the SEC a Registration Statement on Form S-4, which includes a joint information statement/circular of Burger King and Tim Hortons and that also constitutes a prospectus of Holdings and Partnership in connection with the proposed transactions. The Registration Statement was declared effective by the SEC on November 5, 2014. The joint information statement/circular has also been filed with the Canadian securities regulators and is being mailed to holders of Tim Hortons common shares. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders are also able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular may be obtained free of charge from Tim Hortons internet website for investors www.timhortons-invest.com, or from Burger King’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.